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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              DIGEX, INCORPORATED
                               (Name of Issuer)

                  Class A Common Stock, Par Value, $0.01 Per
                      Share(Title of Class of Securities)

                                  253756 10 0
                                 (CUSIP Number)

                                January 11, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)

                               Robert A. Eshelman
                    General Counsel, Finance and Operations
                               One Microsoft Way
                        Redmond, Washington  98052-6399
                                 (425) 882-8080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 253756 10 0
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
          Microsoft Corporation
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          91-1144442
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
--------------------------------------------------------------------------------
NUMBER OF SHARES                5    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:          50,000 shares of Series A Preferred Stock of the
                                Company. Such shares are convertible, at
                                Microsoft's option, into 14.61988 shares of the
                                Company's Class A Common Stock, par value $.01
                                per share (the "Common Stock"). In addition, the
                                Company has issued to Microsoft 532,500 three-
                                year warrants to purchase Common Stock with an
                                exercise price of $57.00 per share.
--------------------------------------------------------------------------------
                                6    SHARED VOTING POWER
                                     -0-
--------------------------------------------------------------------------------
                                7    SOLE DISPOSITIVE POWER
                                     1,263,494 (on an as-converted basis)*
--------------------------------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,263,494 (on an as-converted basis)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.0%**
--------------------------------------------------------------------------------

--------------------
* By agreement with the Company, Microsoft's ability to transfer the Series A Preferred Stock, the shares of Common Stock underlying such Series A Preferred Stock, and the shares of Common Stock underlying the warrants is restricted for one year from the date of issuance.

**   The Company filed a registration statement with the Securities and Exchange
Commission on January 18, 2000 purporting, among other things, to offer 2,000,000 shares of its Common Stock. On the successful completion of such offering, Microsoft's percentage ownership of the Common Stock would decrease to approximately 5.3%.

                                       2
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--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


Item 1.
     (a)  Name of Issuer:   Digex, Incorporated (the "Company")
          --------------
     (b)  Address of principal executive offices of the Issuer: One Digex Plaza,
          ----------------------------------------------------
          Beltsville, MD 20705, (240) 264-2000

Item 2.
     (a)  Name of Person Filing:  Microsoft Corporation, a Washington
          ---------------------
          corporation

     (b)  Address of Principal Business Office:  One Microsoft Way, Redmond,
          ------------------------------------
          Washington 98052 Attention: General Counsel, Finance and Operations

     (c)  Citizenship:  State of Washington.
          -----------

     (d)  Title of Class of Securities: Series A Preferred Stock (each share
          ----------------------------
          convertible into 14.61988 shares of Common Stock); 532,500 warrants to purchase Common Stock.

     (e)  CUSIP Number: 253756 10 0
          ------------  -----------

Item 3.   Not Applicable.

Item 4.   Ownership.
          ---------
     (a)  Amount beneficially owned: 50,000 shares of Series A Preferred Stock
          -------------------------
of the Company. Such shares are convertible, at Microsoft's option, into
14.61988 shares of the Company's Class A Common Stock, par value $.01 per share (the "Common Stock"). In addition, the Company has issued to Microsoft 532,500 three-year warrants to purchase Common Stock with an exercise price of $57.00 per share.

     (b)  Percent of class: 9.0%*
          ----------------

     (c)  Number of shares as to which the person has:
          -------------------------------------------
          (i)    Sole power to vote or to direct the vote: 1,263,494 (as
                 converted)
          (ii)   Shared power to vote or to direct the vote:  0
          (iii)  Sole power to dispose or to direct the disposition of:
                 1,263,494 (as converted)
          (iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of Five Percent or Less of a Class: Not Applicable.
          --------------------------------------------

Item 6.   Ownership of More than Five Percent on Behalf of Another Person: Not
          ---------------------------------------------------------------
          Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company: Not
          --------------------------------------------------------
          Applicable.

Item 8.   Identification and Classification of Members of the Group:  Not
          ----------------------------------------------------------
          Applicable.

Item 9.   Notice of Dissolution of a Group:  Not Applicable.
          --------------------------------

--------------------
* The Company filed a registration statement with the Securities and Exchange Commission on January 18, 2000 purporting, among other things, to offer 2,000,000 shares of its Common Stock. On the successful completion of such offering, Microsoft's percentage ownership of the Common Stock would decrease to approximately 5.3%.

                                       3
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Item 10.  Certification:  Not Applicable.
          -------------

                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     January 21, 2000

                                    MICROSOFT CORPORATION


                                    By   /s/ Robert A. Eshelman
                                         ----------------------
                                        Robert A. Eshelman, General Counsel,
                                        Finance and Operations, Assistant
                                        Secretary

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